December 29, 2006

Via U.S. Mail and Facsimile (011-81-3-6212-3712)

Kunio Ishihara
President and Director
Millea Holdings, Inc.
Tokyo Kaijo Nichido Building Shinkan
2-1, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-0005, Japan

	Re:	Millea Holdings, Inc.
		Form 20-F for the Fiscal Year Ended March 31, 2006
		Filed September 27, 2006
		File No. 0-31376

Dear Mr. Ishihara:

      We have limited our review of your Form 20-F for the fiscal year ended March 31, 2006 to disclosure relating to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note the disclosure on page 38 regarding Tokio Marine & Nichido`s representative office in Iran, a country identified by the
U.S as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls. You state that the representative office is precluded by law from conducting any insurance business in
Iran, and functions only as a clearinghouse for information of interest to your clients with an interest in Iran. Please provide us with a fuller description of the Iranian representative office and its functions, including the types of information the office gathers and sources of the information.
You also discuss on page 38 the amount of premiums "involving
Iran"
Tokio Marine & Nichido wrote during fiscal 2006. Please describe for us the types of insurance policies Tokio Marine & Nichido issues that involve Iran, including the types of Iran-related operations and activities with respect to which the company issues policies and whether the company insures Iranian businesses or persons.

Provide us with reasonably detailed additional information that will help us to understand the nature and extent of your past, current, and anticipated contacts with Iran, whether through subsidiaries or other direct or indirect arrangements. Your response should describe any agreements, commercial arrangements or other contacts with the Iranian government or entities controlled by that government.
2. Please discuss the materiality of the activities and other contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders.
You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities for the last three complete fiscal years and any fractional period thereafter. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.
For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.
3. We note the disclosure on page 38 regarding your determination as to the materiality of the Iran-related activity discussed on page 38.
Please discuss for us the factors you considered in determining the qualitative materiality of the activity, and your analysis of those factors.
4. Your qualitative materiality analysis also should address whether, and the extent to which, the Iranian government or entities controlled by the Iranian government have received cash or acted as intermediaries in connection with your operations.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Jeffrey Riedler
		Assistant Director
	Division of Corporation Finance
Kunio Ishihara
Millea Holdings, Inc.
December 29, 2006
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